

June 5, 2013

Via E-mail
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

Re: **HMS Holdings Corp.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-50194

Dear Mr. Lucia:

We have reviewed your filing and have the following comments. Please note that we
have limited our review to only your financial statements and related disclosures. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Overview, page 17

1.   You indicate that the revenue from the Medicare RAC for Region D contract, which is
one your largest contracts, may be significantly reduced as a result of the Request for
Quote and the related corrective actions and transition plan established by CMS. You
should also give an indication of the relative significance of this uncertainty. Tell us
what consideration you gave to quantifying the reasonably expected impact on your
liquidity, capital resources and/or results of operations. Refer to Item 303(a)(3)(ii) of
Regulation S-K and Section III.B of SEC Release 33-8350, Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(n) Revenue Recognition and Estimated Liability for Appeals, page 62

2.   We note that you accrue an estimated liability for appeals based on the amount of fees which are subject to appeal and which you estimate are probable of being returned to providers following a successful appeal. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, tell us what consideration you gave to disclosing an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. In addition, to the extent that it is at least reasonably possible that a change in the estimate will occur in the near term and the effect would be material, ensure that your disclosures indicate the nature of the uncertainty and include an estimate of the possible loss or range of loss, or state that such an estimate cannot be made. For example, we note the uncertainty related to the re-procurement of the Medicare RAC contract, together with potential changes to that contract's structure. Explain how the resolution of these matters, or any other known uncertainty, could impact your estimated liability for appeals. Refer to ASC 275-10-50-9. Please also consider these disclosure issues as they relate to your Form 10-Q for the quarterly period ended March 31, 2013.

3.   Tell us what consideration you gave to disclosing the activity within estimated liability for appeals for each of the periods presented. That is, you should disclose the additions and deductions to the account for each period. Refer to Question 1 of SAB Topic 13A4a.

Schedule II – Valuation and Qualifying Accounts, page 82

4.   Tell us what consideration you gave to presenting the information for your allowance for doubtful accounts separately from the estimated allowance for appeals. Refer to Rule 12-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief